Filed by UE Resorts International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

SEC File No.: 001-39900

June 10, 2022

Company Name:	Universal Entertainment Corporation
Representative:	Jun Fujimoto Representative Director and President
(TSE STANDARD Code: 6425)
Contact:	Toji Takeuchi Executive Officer Corporate Planning Office
TEL:	+81-3-5530-3055 (switchboard)

(Progress of Disclosed Matter)

Notice Regarding Extension of Agreement Deadline for Subsidiary’s Merger (De-SPAC)

As disclosed in “Listing of subsidiary on the US NASDAQ by way of the merger (De-SPAC) with 26 Capital” on October 15, 2021, with the purpose of listing of Universal Entertainment Corporation (the “Company”)’s Philippine subsidiary, UE RESORTS INTERNATIONAL, INC. (“UERI”, the trade name was changed from OKADA MANILA INTERNATIONAL INC. to UE RESORTS INTERNATIONAL, INC. as of April 6, 2022.) by implementing the merger (“Merger”) with 26 Capital Acquisition Corp. (“26 Capital”), a special purpose acquisition company listed on the NASDAQ Capital Market of the US NASDAQ (the “NASDAQ”), Tiger Resort Asia Limited (“TRA”), which is a wholly-owned Hong Kong subsidiary of the Company, TIGER RESORT, LEISURE AND ENTERTAINMENT, INC. (“TRLEI”), which is a consolidated Philippine subsidiary of TRA, UERI and Project Tiger Merger Sub, Inc. have entered into the Agreement and Plan of Merger and Share Acquisition (the “Merger Agreement”) with 26 Capital.

On April 27, 2022, the Second Division of the Supreme Court of the Philippines issued an order that the “status quo ante” in 2017 before Kazuo Okada, former Director of the Company (“Mr. Okada), was removed from his position as officer, etc. of TRLEI should be observed. This is a provisional order until a judgment is ruled on this matter that pertains to the restoration of Mr. Okada’s position at TRLEI, which is currently being considered by the Supreme Court of the Philippines. TRLEI has filed a motion to ask the Second Division of the Supreme Court to reconsider or revoke its status quo order. However, on May 31, 2022, a group acting under the direction of Mr. Okada intruded into the OKADA MANILA facility operated by TRLEI and usurped the facility and its operation.

TRLEI has filed criminal charges with the Department of Justice of the Philippines for these offenses.

At the same time, as the Company announced in the “(Progress of Disclosed Matter) Notice Regarding Effectiveness of Subsidiary’s Form F-4 filed with the US Securities and Exchange Commission” dated June 3, 2022, a registration statement on Form F-4 under the US Securities Act (the “Form F-4”), which UERI filed with the US Securities and Exchange Commission (the “US SEC”) for the Merger, has become effective since June 2, 2022 (US time). However, UERI intends to make changes to that Form F-4 in order to add the abovementioned information and associated risks.

In line with the above, there is a possibility that the implementation of the Merger will be delayed from its previously scheduled date of June 30, 2022. As such, the Company hereby announces that at the meeting of its Board of Directors held today, it has resolved to change the deadline of the Merger Agreement from June 30, 2022 to September 30, 2022 subject to the agreement with 26 Capital.

1.    Schedule of the Merger

Although the Company has extended the deadline of the Merger Agreement to September 30, 2022, there is no change to the schedule announced in the “(Progress of Disclosed Matter) Notice Regarding Effectiveness of Subsidiary’s Form F-4 filed with the US Securities and Exchange Commission” dated June 3, 2022. The Company will promptly announce any changes should they arise.

2.    Outlook

While the Company expects that each item of the Company’s consolidated balance sheets and consolidated statements of income will be affected by the Merger, the Company is in the process of scrutinizing detailed figures of the consolidated financial statements. The Company will promptly announce progress of this transaction, which should be disclosed.

(Disclaimer under the US Securities Act)

Participants in the Solicitation

26 Capital Acquisition Corp. and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from 26 Capital Acquisition Corp.’s stockholders with respect to the proposed business combination transaction. A list of the names of those directors and executive officers and a description of their interests in 26 Capital Acquisition Corp. is set forth in 26 Capital Acquisition Corp.’s filings with the SEC (including 26 Capital Acquisition Corp.’s final prospectus related to its initial public offering (File No. 333-251682) declared effective by the SEC on January 14, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to 26 Capital Acquisition Corp., Inc., 701 Brickell Avenue, Suite 1550, Miami, Florida 33131 United States of America, Jason Ader. Additional information regarding the interests of such participants will be contained in the registration/proxy statement for the proposed business combination transaction when available.

UE RESORTS INTERNATIONAL, INC. and TIGER RESORT, LEISURE AND ENTERTAINMENT, INC., and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of 26 Capital Acquisition Corp. in connection with the proposed business combination transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination transaction will be included in the registration/proxy statement for the proposed business combination transaction when available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. UE RESORTS INTERNATIONAL, INC.’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, 26 Capital Acquisition Corp.’s, UE RESORTS INTERNATIONAL, INC.’s and Universal Entertainment Corporation’s expectations with respect to future performance and anticipated financial impacts of the business combination transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside 26 Capital Acquisition Corp.’s, UE RESORTS INTERNATIONAL, INC.’s and Universal Entertainment Corporation’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against 26 Capital Acquisition Corp. and/or UE RESORTS INTERNATIONAL, INC. following the consummation of the business combination transaction; (2) the impact of COVID-19 and related regulatory responses (such as local community quarantine and international travel restrictions) on UE RESORTS INTERNATIONAL, INC.’s business; (3) the dependence of UE RESORTS INTERNATIONAL, INC.’s business on its casino gaming license; (4) the inability to maintain the listing of UE RESORTS INTERNATIONAL, INC.’s common shares on the Nasdaq following the consummation of the business combination transaction; (5) the risk that the business combination transaction disrupts current plans and operations; (6) the ability to recognize the anticipated benefits of the business combination transaction, which may be affected by, among other things, competition, the ability of UE RESORTS INTERNATIONAL, INC. to grow and manage growth profitably, and retain its key employees; (7) costs related to the business combination transaction; (8) changes in applicable laws or regulations; and (9) the possibility that UE RESORTS INTERNATIONAL, INC. may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning 26 Capital Acquisition Corp. or UE RESORTS INTERNATIONAL, INC., the transactions described herein or other matters and attributable to 26 Capital Acquisition Corp., Okada Manila or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of 26 Capital Acquisition Corp. and UE RESORTS INTERNATIONAL, INC. expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Use of data

The data contained herein is derived from various internal and external sources we believe to be reliable. No representation is made as to the reasonableness of the assumptions within or the accuracy or completeness of any projections or modeling or any other information contained herein. Accordingly, any liability in respect of the information contained herein (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. Any data on past performance or modeling contained herein is not an indication as to future performance, and each of 26 Capital Acquisition Corp, UE RESORTS INTERNATIONAL, INC. and Universal Entertainment Corporation disclaim any obligation, except as required by law, to update or revise the information in this presentation, whether as a result of new information, future events or otherwise.

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